Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

February 11, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 9908
Spectrum Wealth Founders Portfolio Series
(the “Trust”)
CIK No. 1890625 File No. 333-261994

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Front Cover

1.       Please explain how it is not misleading under Section 35(d) of the Investment Company Act of 1940 to use the terms “wealth founders” together in the name of the Trust, as taken together, these two words seem to suggest investing in the Trust will cause investors to become wealthy (i.e., only upside potential).

Please also supplementally state what “Spectrum” refers to in the name.

Response:        The Trust believes its name poses no issues under Rule 35d-1 and is not misleading under Section 35(d) of the Investment Company Act of 1940, as the name of the Trust does not indicate any promise of wealth. Additionally, the Trust’s name is similar to various investment company names that the Staff has declared effective. A recent example of such investment company is the “LifeGoal Wealth Builder ETF” (file no. 333-174926), which became effective on August 9, 2021.

The term “Spectrum” in the Trust’s name refers to Spectrum Wealth Advisors, which is a registered investment advisor that partnered with First Trust to create this Trust. As Units of the Trust will not be sold exclusively to clients of Spectrum Wealth Advisors, they are not identified in the prospectus.

Portfolio

2.       Please explain what is meant by “high conviction” stocks.

Response:       The “Portfolio Selection Process” has been revised in its entirety as follows:

The Trust is a unit investment trust that invests in common stocks of large-capitalization companies that trade on a U.S. stock exchange, have a market capitalization of greater than $25 billion and have adequate liquidity for investment. To ensure adequate liquidity, equity analysts select those stocks that have enough daily liquidity to adequately support the buying and selling of the anticipated number of shares on any given day to meet the Trust’s purchases and/or redemption requirements. The equity analysts evaluate each common stock by examining the common stock’s relative valuation. Relative valuation uses price and enterprise value against underlying business metrics, such as cash flow, sales, forecasted fundamentals, earnings growth and returns to equity, which enables cross company comparisons to understand how the market is pricing one equity verses another. In addition, the equity analysts examine other qualitative factors such as research analysis (including research provided as to earnings expectations and primary risk considerations for a stock), competitive advantages (including sustainable asset growth and favoring companies with high and stable returns in excess of cost) and quality of management (including how a company makes use of generated returns, i.e., reinvesting returns back into the business or using returns in a manner favorable to shareholders).

After considering the above factors, the equity analysts make a final determination and select the stocks with the best prospects to meet the investment objective, that trade at attractive valuations, and, in the opinion of the analysts, are likely to exceed market expectations of future cash flows.

The portfolio is comprised of approximately equally-weighted, sector-diverse stocks.

3.       Please specify the Trust’s capitalization range for large-cap stocks.

Response:       Please refer to the Trust’s response to Comment 2 above.

4.       To the extent the Portfolio concentrates in or has significant exposure to a particular industry, please identify and disclose the specific risks of investing in that industry.

Response:       If the Trust’s final portfolio concentrates in or has significant exposure to a particular industry, appropriate disclosure will be added to the prospectus.

5.       Please disclose how the Trust will evaluate whether a company has a sustainable competitive advantage or niche market.

Response:       Please refer to the Trust’s response to Comment 2 above.

6.       Please include a more fulsome description of the selection process and criteria used to select stocks for inclusion.

Response:       Please refer to the Trust’s response to Comment 2 above.

7.       Please clarify what trading at “attractive valuations” means. Does the Trust utilize the Cash Flow Return on Investment (“CFROI”) method and Economic Margin (“EM”) as utilized in other UITs?

Response:       Please refer to the Trust’s response to Comment 2 above.

8.       Please consider disclosing, if true, that the stocks of companies in this portfolio are all U.S. companies.

Response:       The Trust confirms that the portfolio will consist of both U.S. and foreign companies.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon